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Nicholas A. Kronfeld

Davis Polk & Wardwell LLP   212 450 4950 tel
450 Lexington Avenue   212 701 5950 fax
New York, NY 10017   nicholas.kronfeld@davispolk.com

CONFIDENTIAL

June 8, 2012

Mr. Paul Dudek
Chief, Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re: **Grupo Financiero Santander, S.A.B. de C.V.**
       Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of Grupo Financiero Santander, S.A.B. de C.V. (the "Company"), a financial services holding company formed under the laws of Mexico, we are submitting for the Staff's confidential review the Company's draft Registration Statement on Form F-1 (the "Registration Statement") relating to a proposed offering (the "IPO") in the United States by the Company and one or more selling shareholders of the Company's American Depositary Shares ("ADSs") representing the Company's Series B shares. The Company is 99.9% owned by Banco Santander S.A. and is one of Mexico's largest financial services holding companies based on net income. Subject to the Staff's review, the Company expects to file a preliminary prospectus with a price range and commence the offer on September 4, 2012.

Please also note the following in connection with your review of the draft Registration Statement:

- The Company is adopting IFRS in connection with the IPO and has included in the initial draft submission its audited 2010 and 2011 financial statements prepared under IFRS. The Company expects to include unaudited IFRS financial statements at and for the six months ending June 30, 2012 and 2011 in a future submission of the Registration Statement, with corresponding changes and updates made to other sections of the prospectus.

- The Company has made public Mexican GAAP financial information at and for the three months ended March 31, 2012 and 2011. As discussed, such information is not included in the draft Registration Statement because the prospectus will ultimately include IFRS interim financial statements for the first half.

- The selling shareholder will be Banco Santander and/or one or more of its affiliates. Disclosure relating to the identity of the selling shareholders will be updated in a future submission of the Registration Statement submitted to the Staff.

The Company and we very much appreciate the Staff's willingness to review the draft Registration Statement on a confidential basis. If you have any questions regarding this submission, please call me at (212) 450-4950 or Alain Kuyumjian at (212) 450-4564.

Please acknowledge receipt and submission of the draft Registration Statement by sending us return receipt through our secure e-mail box.

Very truly yours,

Nicholas A. Kronfeld

Enclosures
CC: Pedro José Moreno Cantalejo
      (Grupo Financiero Santander, S.A.B. de C.V.)
      Eduardo Fernández García-Travesí
      (Grupo Financiero Santander, S.A.B. de C.V.)
      Alain Kuyumjian (Davis Polk & Wardwell LLP)
      Stuart K. Fleischmann
      (Shearman & Sterling LLP)
      Luis A. Nicolau (Ritch Mueller, S.C.)
      Rafael Robles Miaja (Bufete Robles Miaja, S.C.)
      Guillermo Roa (Galaz, Yamazaki, Ruiz Urquiza,
          S.C., member firm of Deloitte Touche
          Tohmatsu Limited)

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